UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

TenFold Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
88033A 10 3 (CUSIP Number)
Robert W. Felton 6889 Devon Way Berkeley, California 94705 (510) 486-1723 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 88033A 10 3

1.	Names of Reporting Persons. Robert W. Felton I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,196,977

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,196,977

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,196,977

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         This Amended Statement on Schedule 13D ("Schedule 13D/A") relates to the common stock of TenFold Corporation, a Delaware corporation ("TenFold"). The principal executive offices of TenFold are located at 698 West 10000 South, South Jordan, Utah 84095.

Item 2. Identity and Background.

(a)	Name: The name of the person filing this Schedule 13D/A is Robert W. Felton.

(b)	Residence or business address: The residential or business address of Mr. Felton is as follows: Robert W. Felton 6889 Devon Way Berkeley, California 94705

(c)	Present Principal Occupation or Employment: Mr. Felton is Chairman, Chief Executive Officer, and President of TenFold Corporation. He is also Chairman and Chief Executive Officer of DevonWay.

(d)	Criminal Conviction: During the last five years, Mr. Felton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five years, Mr. Felton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Felton is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration: No material change.

Item 4. Purpose of Transaction

         The Shares were purchased for investment purposes only. As Chairman, Chief Executive Officer, and President of TenFold Corporation, Mr. Felton is engaged in seeking new capital to support the Company’s operations, including the possible issuance of TenFold securities and a change in the Company’s board of directors in connection therewith. Mr. Felton may participate in a TenFold financing as an investor, and he may acquire additional shares for investment purposes as a result of such participation.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The Robert W. Felton Trust beneficially owns 3,719,477 shares of common stock of TenFold. The Robert W. Felton Trust is a revocable trust and Mr. Felton is the sole trustee of such trust. Mr. Felton also holds stock options on shares of TenFold Common Stock of which 477,500 shares are currently exercisable or exercisable on or before April 14, 2006.

         The shares represent 8.9% of the number of shares of common stock of TenFold outstanding as of December 31, 2005.

(b)	Mr. Felton has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares beneficially owned by The Robert W. Felton Trust.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
Robert W. Felton
By:	/s/ Robert W. Felton Robert W. Felton

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